FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: April 4, 2007	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

GLENCAIRN GOLD CORPORATION

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG, GGG.WT
April 2, 2007	AMEX: GLE

GLENCAIRN REPORTS 2006 FINANCIAL RESULTS

Glencairn Gold Corporation reports its financial results for the year ended December 31, 2006 (currency figures in U.S. dollars). The consolidated financial statements along with management’s discussion and analysis are available for viewing on the Glencairn website at www.glencairngold.com. The documents have been filed with SEDAR (www.sedar.com) and should be available on SEDAR no later than 24 hours from dissemination of this release. The documents will be mailed to shareholders along with the Company’s Annual Report.

The following is a summary of financial results for 2006 compared to 2005 results:

•	Revenue increased 169% to $52.2 million in 2006 compared to revenue of $19.4 million in 2005
•	Gold sales increased 100% to 86,536 ounces, with the first full year of production from Bellavista and the mid-year acquisition of Libertad, compared to 43,228 ounces in 2005
•	Gold production increased 100% to 86,420 ounces compared to 43,349 ounces in 2005
•	Earnings from mine operations at Bellavista, Limon and Libertad totalled $2.2 million compared to $1.6 million from Bellavista and Limon in 2005
•	Cash flow generated by operations, before changes in non-cash working capital, totalled $5.3 million in 2006 compared to a negative $4.2 million in 2005
•

Loss for 2006 was $7.4 million, including a $6.4 million loss at the Libertad Mine and a $2.8 million provision covering estimated future remediation of properties the Company holds in Manitoba, compared to a $4.1 million loss in 2005

•

Cash operating costs per ounce of gold sold increased to $452 per ounce in 2006 compared to $369 per ounce in 2005, primarily due to the negative impact of cash operating costs of $776 per ounce at the Libertad Mine

•	Average realized gold price in 2006 was $603 per ounce compared to $448 in 2005

“The net loss was a disappointment, but we had anticipated an initial negative impact on earnings from the Libertad Mine,” said President and CEO Peter Tagliamonte. “However, because of significant growth in terms of gold production and sales, Glencairn achieved record high revenues and operating earnings from the Limon and Bellavista Mines. We also built a strong, experienced operations team.

“Essentially, 2006 was a base-building year. Along with Libertad and its large land package of underexplored prospects, we acquired 60% of Cerro Quema, an advanced gold project in Panama, and the Mestiza Project near our Limon Mine,” Mr. Tagliamonte noted.

Glencairn acquired Libertad in mid-2006. In spite of a series of operational improvements, metallurgical tests confirmed that conversion to a milling circuit from its current crush/heap leach configuration would solve the low (40% range) gold recovery problems. In February, 2007, the Company announced the conversion/expansion program at Libertad contingent on positive scoping and feasibility studies. The Company suspended operations at Libertad at the end of March and work continues on the scoping study for the mill conversion/expansion program.

“We believe that, pending a positive scoping study, the conversion/expansion plan for Libertad will be the correct course of action to transform Libertad into a profitable, sustainable operation for Glencairn in the years ahead,” Mr. Tagliamonte said.

The Bellavista and Limon Mines generated earnings from mining operations of $7.5 million in 2006, although actual production was lower than forecast. A key goal for the Company in 2007 is to optimize operations at both mines.

Bellavista Mine

Gold sold during 2006 totalled 38,830 ounces at a realized price of $595 per ounce for total revenue of $23.1 million. The mine generated earnings from mining operations of $5.6 million. Cash operating costs per ounce sold were $316, down from the $351 level of the previous year. Gold output was lower than expected in 2006 because of a delay in the startup of a mill and mechanical problems in the secondary crusher that affected first-half production and lowered overall recoveries. Recoveries are expected to improve in 2007.

Limon Mine

Gold sold during 2006 totalled 33,067 ounces at a realized price of $605 per ounce for total revenue of $20.0 million. The mine generated earnings from mining operations of $1.9 million. Cash operating costs per ounce sold increased to $469 from $370 in 2005. This increase was due primarily to labor disputes that resulted in 43 days downtime in the first quarter, the equivalent of 4,420 ounces of lost production.

During the year, the Company developed the Santa Pancha Deposit, a new source of feed for the Limon Mill. Commercial production was achieved at Santa Pancha in March, 2007.

Libertad Mine

Gold sold during 2006 totalled 14,639 ounces at a realized price of $617 per ounce for total revenue of $9.0 million. The mine generated a loss from mining operations of $5.2 million. Cash operating costs per ounce sold were $776.

Following the acquisition in July, Glencairn immediately initiated improvements that included accelerated stripping in the main pit, upgrading the crushing and screening circuit and construction of permanent heap leach pads. Extensive metallurgical tests aimed at improving recoveries were immediately undertaken as well. The testwork determined that additional crushing of Libertad mineralized material would not generate acceptable recoveries and that grinding would increase gold recoveries to greater than 90%, more than double the rates of the current crush/heap leach circuit. As previously announced, a bulk sample metallurgical test carried out at the Limon Mill and supervised by AMEC Americas Limited confirmed that approximately 90% gold recoveries can be achieved by grinding Libertad material to 80% passing 200 mesh and leaching 38 hours.

“The metallurgical analysis produced the real breakthrough for our Libertad Mine,” said Mr. Tagliamonte. “Our internal trial studies based on the mill concept suggest positive economics for Libertad.”

Subsequent to year-end, the Company announced plans to suspend mining operations and, pending positive scoping and feasibility studies, convert to conventional milling.

Selected Annual Information

	2006	2005	2004

Gold sales (ounces)	86,536	43,228	47,983
Average spot gold price ($/ounce)	$603	$445	$410
Average realized gold price ($/ounce)	$603	$448	$410
Cash operating costs ($/ounce)	$452	$369	$308
Total cash costs ($/ounce)	$477	$393	$331

($ in thousands, except per share amounts)
Sales	$52,150	$19,383	$19,669
Cost of sales	$39,148	$15,931	$14,770
Net loss	$(7,406)	$(4,077)	$(8,594)
Loss per share – basic and diluted	$(0.04)	$(0.03)	$(0.06)

Cash	$9,567	$6,799	$13,728
Working capital	$13,634	$6,144	$18,693
Total assets	$105,360	$70,239	$60,973

At December 31, 2006, the Company had cash of $9,567,000 (2005 - $6,799,000) and working capital of $13,634,000 (2005 - $6,144,000). In June, 2007, the Company will pay the final payment of $1,500,000 on its long term debt outstanding at December 31, 2006.

Conference Call

A conference call will be held Thursday, April 5 at 10 a.m. To participate, dial 416-695-9757 or, toll free in North America, 1-877-323-2090. The conference call will be archived and available for replay until April 19, 2007, by dialing 416-695-5275 or, toll free in North America, 1-888-509-0081. Use the passcode 642691.

For further information, please contact:

Glencairn Gold Corporation

Peter Tagliamonte, President/CEO

416-860-0919

pwt@glencairngold.com

Glencairn Gold Corporation

Olav Svela, Vice President

Investor Relations

416-860-0919

osvela@glencairngold.com

Glencairn Gold Corporation Kerry Knoll, Chairman 416-860-0919 kknoll@glencairngold.com Renmark Financial Communications Inc. Christina Lalli, 514-939-3989 clalli@renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, expectation that the Libertad mill scoping and feasibility studies will be positive, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and the Company’s annual information form for the year ended December 31, 2005 on file with the securities regulatory authorities in Canada. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.